UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No.     )*

VectivBio Holding AG

(Name of Issuer)

Ordinary Shares, CHF 0.05 nominal value per share

(Title of Class of Securities)

H9060V101

(CUSIP Number)

Versant Venture Capital V, L.P.

Robin L. Praeger

One Sansome Street, Suite 3630

San Francisco, CA 94104

415-801-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. H9060V101	13D

1.	Name of Reporting Persons Versant Venture Capital V, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,654,207 Ordinary Shares (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,654,207 Ordinary Shares (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,654,207 Ordinary Shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.9% (3)
14.	Type of Reporting Person (see instructions) PN

(1)

This Schedule 13D is filed by Versant Venture Capital V, L.P. (“VVC V”), Versant Affiliates Fund V, L.P. (“VAF V”), Versant Ophthalmic Affiliates Fund I, L.P. (“VOA”), Versant Ventures V, LLC (“VV V”), Versant Vantage I, L.P. (“Vantage LP”), Versant Vantage I GP, L.P. (“Vantage GP”), Versant Vantage I GP-GP, LLC (“Vantage LLC”), Versant Ventures V GP-GP (Canada), Inc. (“VV V CAN GP”), Versant Ventures V (Canada), L.P. (“VV V CAN”), Versant Venture Capital V (Canada) LP (“VVC CAN” and, with VV V CAN GP, Vantage LLC, VVC V, VAF V, VOA, VV V CAN, VV V, Vantage LP and Vantage GP, collectively, the “Reporting Persons”). VV V is the sole general partner of VVC V, VAF V and VOA. VV V has voting and dispositive power over the shares held by each of VVC V, VAF V and VOA. Vantage LLC is the general partner of Vantage GP, which is the general partner of Vantage LP. Each of Vantage LLC and Vantage GP share voting and dispositive power over the shares held by Vantage LP. VV V CAN GP is the sole general partner of VV V CAN, and VV V CAN is the sole general partner of VVC CAN. Each of VV V CAN GP and VV V CAN share voting and dispositive power over the shares held by VVC CAN. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

These shares are held by VVC V. VV V is the sole general partner of VVC V and may be deemed to have voting and dispositive power over the securities held by VVC V and as a result may be deemed to have beneficial ownership over such securities.

(3)

This calculation is based upon 34,014,593 of the Issuer’s Ordinary Shares outstanding (excluding the Underwriter’s option to purchase an additional 1,125,000 shares) as of the Issuer’s initial public offering (“IPO”), as set forth in the Issuer’s prospectus pursuant to Rule 424(b)(4), filed with the United States Securities and Exchange Commission (the “Commission”) on April 9, 2021 (the “Prospectus”).

CUSIP No. H9060V101	13D

1.	Name of Reporting Persons Versant Affiliates Fund V, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 49,760 Ordinary Shares (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 49,760 Ordinary Shares (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,760 Ordinary Shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.1% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by VAF V. VV V is the sole general partner of VAF V and may be deemed to have voting and dispositive power over the securities held by VAF V and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 34,014,593 of the Issuer’s Ordinary Shares outstanding as of the IPO, as reported in the Prospectus.

CUSIP No. H9060V101	13D

1.	Name of Reporting Persons Versant Ophthalmic Affiliates Fund I, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 55,080 Ordinary Shares (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 55,080 Ordinary Shares (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,080 Ordinary Shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.2% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by VOA. VV V is the sole general partner of VOA and may be deemed to have voting and dispositive power over the securities held by VOA and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 34,014,593 of the Issuer’s Ordinary Shares outstanding as of the IPO, as reported in the Prospectus.

CUSIP No. H9060V101	13D

1.	Name of Reporting Persons Versant Ventures V, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,759,047 Ordinary Shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,759,047 Ordinary Shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,759,047 Ordinary Shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 5.2% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes (i) 1,654,207 shares are held by VVC V, (ii) 49,760 shares held by VAF V, and (iii) 55,080 shares held by VOA. VV V is the sole general partner of VVC V, VAF V and VOA and may be deemed to have voting and dispositive power over the securities held by VVC V, VAF V and VOA.

(3)	This calculation is based upon 34,014,593 of the Issuer’s Ordinary Shares outstanding as of the IPO, as reported in the Prospectus.

CUSIP No. H9060V101	13D

1.	Name of Reporting Persons Versant Venture Capital V (Canada) LP
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 125,894 Ordinary Shares (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 125,894 Ordinary Shares (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 125,894 Ordinary Shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.4% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by VVC CAN. VV V CAN GP is the sole general partner of VV V CAN, and VV V CAN is the sole general partner of VVC CAN. Each of VV V CAN GP and VV V CAN share voting and dispositive power over the shares held by VVC CAN and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 34,014,593 of the Issuer’s Ordinary Shares outstanding as of the IPO, as reported in the Prospectus.

CUSIP No. H9060V101	13D

1.	Name of Reporting Persons Versant Ventures V GP-GP (Canada), Inc.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 125,894 Ordinary Shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 125,894 Ordinary Shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 125,894 Ordinary Shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.4% (3)
14.	Type of Reporting Person (see instructions) CO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by VVC CAN. VV V CAN GP is the sole general partner of VV V CAN, and VV V CAN is the sole general partner of VVC CAN. Each of VV V CAN GP and VV V CAN share voting and dispositive power over the shares held by VVC CAN and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 34,014,593 of the Issuer’s Ordinary Shares outstanding as of the IPO, as reported in the Prospectus.

CUSIP No. H9060V101	13D

1.	Name of Reporting Persons Versant Ventures V (Canada), L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 125,894 Ordinary Shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 125,894 Ordinary Shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 125,894 Ordinary Shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.4% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by VVC CAN. VV V CAN GP is the sole general partner of VV V CAN, and VV V CAN is the sole general partner of VVC CAN. Each of VV V CAN GP and VV V CAN share voting and dispositive power over the shares held by VVC CAN and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 34,014,593 of the Issuer’s Ordinary Shares outstanding as of the IPO, as reported in the Prospectus.

CUSIP No. H9060V101	13D

1.	Name of Reporting Persons Versant Vantage I, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,791,748 Ordinary Shares (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,791,748 Ordinary Shares (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,791,748 Ordinary Shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 8.2% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Vantage LP. Vantage LLC is the general partner of Vantage GP, which is the general partner of Vantage LP. Each of Vantage LLC and Vantage GP share voting and dispositive power over the shares held by Vantage LP and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 34,014,593 of the Issuer’s Ordinary Shares outstanding as of the IPO, as reported in the Prospectus.

CUSIP No. H9060V101	13D

1.	Name of Reporting Persons Versant Vantage I GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,791,748 Ordinary Shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,791,748 Ordinary Shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,791,748 Ordinary Shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 8.2% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Vantage LP. Vantage LLC is the general partner of Vantage GP, which is the general partner of Vantage LP. Each of Vantage LLC and Vantage GP share voting and dispositive power over the shares held by Vantage LP and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 34,014,593 of the Issuer’s Ordinary Shares outstanding as of the IPO, as reported in the Prospectus.

CUSIP No. H9060V101	13D

1.	Name of Reporting Persons Versant Vantage I GP-GP, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,791,748 Ordinary Shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,791,748 Ordinary Shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,791,748 Ordinary Shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 8.2% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Vantage LP. Vantage LLC is the general partner of Vantage GP, which is the general partner of Vantage LP. Each of Vantage LLC and Vantage GP share voting and dispositive power over the shares held by Vantage LP and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 34,014,593 of the Issuer’s Ordinary Shares outstanding as of the IPO, as reported in the Prospectus.

CUSIP No. H9060V101	13D

Explanatory Note:

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 1. Security and Issuer.

This joint statement on Schedule 13D (this “Statement”) is filed with respect to the Ordinary Shares, nominal value CHF 0.05 per share (“Ordinary Shares”), of VectivBio Holding AG, a Swiss corporation or Aktiengesellschaft (the “Issuer”). The address of the principal executive offices of the Issuer is Aeschenvorstadt 36, 4051 Basel, Switzerland.

Item 2. Identity and Background.

(a) This Statement is being filed by Versant Venture Capital V, L.P. (“VVC V”), Versant Affiliates Fund V, L.P. (“VAF V”), Versant Ophthalmic Affiliates Fund I, L.P. (“VOA”), Versant Ventures V, LLC (“VV V”), Versant Vantage I, L.P. (“Vantage LP”), Versant Vantage I GP, L.P. (“Vantage GP”), Versant Vantage I GP-GP, LLC (“Vantage LLC”), Versant Ventures V GP-GP (Canada), Inc. (“VV V CAN GP”), Versant Ventures V (Canada), L.P. (“VV V CAN”), Versant Venture Capital V (Canada) LP (“VVC CAN” and, with VV V CAN GP, Vantage LLC, VVC V, VAF V, VOA, VV V CAN, VV V, Vantage LP and Vantage GP, collectively, the “Reporting Persons”). The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

(b) The address of the principal offices of each Reporting Person is One Sansome Street, Suite 3630, San Francisco, CA 94104.

(c) Each of VVC V, VAF V, VOA, VVC CAN and Vantage LP are venture capital investment entities and each of VV V, VV V CAN, VV V CAN GP, Vantage GP and Vantage LLC are the respective general partners of the venture capital investment entities.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of VVC V, VAF V, VOA, Vantage LP, VV V, Vantage GP, Vantage LLC, VV V CAN GP and VV V CAN is organized in the State of Delaware. VVC CAN is organized in Ontario, Canada.

Item 3. Source and Amount of Funds or Other Considerations.

Each of VVC V, VAF V, VVC CAN and VOA were initially shareholders of Therachon Holding AG (“THAG”). On July 1, 2019, through a spinoff of one of the Issuer’s therapeutic programs, THAG distributed shares of the Issuer to THAG’s existing shareholders in the form of a dividend, including 1,654,207 Ordinary Shares to VVC V, 49,760 Ordinary Shares to VAF V, 125,894 Ordinary Shares to VVC CAN and 55,080 Ordinary Shares to VOA. All Ordinary Shares listed in the previous sentence are as adjusted for the Issuer’s 5:1 reverse share split of the outstanding ordinary and preferred shares held by the Issuer’s shareholders on April 1, 2021 (the “Stock Split”).

Between December 20, 2019 and January 14, 2020, Vantage LP participated in the Issuer’s Convertible Loans. The Convertible Loans automatically converted into A1 preferred shares at the closing of the series A2 preferred shares on September 11, 2020. As such, Vantage LP purchased an aggregate of 1,047,257 series A1 preferred shares (as adjusted for the Stock Split) for a purchase price of $4.891 per share and an aggregate purchase price of $5,122,133.99.

In August 2020, Vantage LP purchased an aggregate of 1,303,315 shares of the Issuer’s series A2 preferred shares (as adjusted for the Stock Split) for a purchase price of $5.755 per share and an aggregate purchase price of $7,500,577.82.

On April 9, 2021, upon the closing of the Issuer’s initial public offering of its Ordinary Shares (the “Offering”), each share of the Issuer’s series A1 preferred shares and series A2 preferred shares automatically converted into one share of the Issuer’s Ordinary Shares (the “Conversion”)

In addition, on April 1, 2021, Vantage LP entered into a simple agreement for future equity with the Issuer (the “SAFE”), pursuant to which the Issuer issued rights to Vantage LP to receive Ordinary Shares for an aggregate purchase price of $7,499,999.69 (the “Purchase Amount”). The SAFE provided that, upon the closing of the Offering, the rights automatically convert into a number of shares of Issuer’s Ordinary Shares equal to the Purchase Amount divided by the Offering price per share of Ordinary Shares sold in the Offering. In connection with the Offering, the SAFE automatically converted into an aggregate of 441,176 of the Issuer’s Ordinary Shares based on the Offering price of $17.00 per share (the “Purchase”).

Item 4. Purpose of the Transaction.

The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional Ordinary Shares or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of the Ordinary Shares or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) See Items 7-11 of the cover pages of this Statement and Item 2 above.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Under certain circumstances set forth in each of the limited partnership agreements of VVC V, VAF V, VOA, VVC CAN and Vantage LP, the respective general partners and limited partners of each of VVC V, VAF V, VOA, VVC CAN and Vantage LP may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

In connection with its receipt of the Issuer’s Ordinary Shares as a dividend and the purchase of the Issuer’s preferred shares, VVC V, VAF V, VOA, VVC CAN, Vantage LP and certain of the Issuer’s other investors are party to an Amended and Restated Shareholders’ Agreement, dated September 11, 2020, with the Issuer (the “Shareholders’ Agreement”). The Shareholders’ Agreement terminated upon the consummation of the Offering, except with respect to the registration rights granted thereunder (the “Registration Rights”). The terms and provisions of the Shareholders’ Agreement including the Registration Rights are described more fully in the Issuer’s Registration Statement on Form F-1 (File No. 333-254523) declared effective by the Commission on April 8, 2021 (the “Registration Statement”), and the above summary is qualified by reference to such description and the full text of the agreement regarding Registration Rights which is set forth in Exhibit 23 of the Shareholders’ Agreement and filed as Exhibit 2 to this Statement and is incorporated herein by reference.

In connection with the Offering, each of VVC V, VAF V, VOA, VVC CAN and Vantage LP have entered into a lock-up agreement, pursuant to which each of VVC V, VAF, VOA, VVC CAN and Vantage LP agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer’s securities for 180 days following the date of the underwriting agreement for the Offering. The terms and provisions of such lock-up agreement are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the lock-up agreement, a form of which is filed as Exhibit 3 to this Statement and is incorporated herein by reference.

Upon consummation of the Offering, the Issuer entered into an indemnification agreement with each of its directors, including Thomas Woiwode (“Dr. Woiwode”), a Managing Director at Versant Ventures. The indemnification agreement requires the Issuer, among other things, to indemnify Dr. Woiwode against expenses and liabilities to the fullest extent permitted by law, and for related expenses, including attorneys’ fees, judgments, penalties, fines and settlement amounts incurred by Dr. Woiwode in any action or proceeding arising out of his service as a director. The terms and provisions of the indemnification agreement are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the indemnification agreement, a form of which is filed as Exhibit 4 to this Statement and is incorporated herein by reference.

Dr. Woiwode, in his capacity as director, may be entitled to receive cash compensation and equity compensation, including stock options or other equity awards pursuant to the 2021 Equity Incentive Plan adopted by the Issuer. The terms and provisions of the 2021 Equity Incentive Plan are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the 2021 Equity Incentive Plan, a form of which is filed as Exhibit 5 to this Statement and is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated April 19, 2021, by and among the Reporting Persons (filed herewith).

Exhibit 2:	Agreement Regarding Registration Rights, dated September 11, 2020, by and among the Issuer and certain of its Shareholders named therein.

Exhibit 3:	Form of Lock-Up Agreement for certain directors, officers and other stockholders of the Issuer (included as Exhibit A to the form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form F-1 as filed with the Commission on April 7, 2021 (SEC File No. 333-254523) and incorporated herein by reference).

Exhibit 4:	Form of Indemnification Agreement (filed as Exhibit 10.2 to the Issuer’s Registration Statement on Form F-1 as filed with the Commission on April 7, 2021 (SEC File No. 333-254523) and incorporated herein by reference).

Exhibit 5:	Form of 2021 Equity Incentive Plan for employees, directors and consultants who qualify as Eligible Award Recipients (filed as Exhibit 10.5 to the Issuer’s Registration Statement on Form F-1 as filed with the Commission on April 7, 2021 (SEC File No. 333-254523) and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 19, 2021

Versant Venture Capital V, L.P.
By: Versant Ventures V, LLC
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Affiliates Fund V, L.P.
By: Versant Ventures V, LLC
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ophthalmic Affiliates Fund I, L.P.
By: Versant Ventures V, LLC
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ventures V, LLC

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Venture Capital V (Canada) LP
By: Versant Ventures V (Canada), L.P.
Its: General Partner
By: Versant Ventures V GP-GP (Canada), Inc.
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Director

Versant Ventures V GP-GP (Canada), Inc.

By:	/s/ Robin L. Praeger
Robin L. Praeger, Director

Versant Ventures V (Canada), L.P.
By: Versant Ventures V GP-GP (Canada), Inc.
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Director

Versant Vantage I, L.P.
By: Versant Vantage I GP, L.P.
Its: General Partner
By: Versant Vantage I GP-GP, LLC
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Vantage I GP, L.P.
By: Versant Vantage I GP-GP, LLC
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Vantage I GP-GP, LLC

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director